File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                    No ☑
     [ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82: __________.]

Announcement on July 27 — Material Information	3~6

Signatures	7

Macronix will convene Q2’07 Investor Conference on July 31, 2007
1.	Date of occurrence of the event:2007/07/27
2.	Company name: Macronix International Co., Ltd.
3.	Relationship to the Company (please enter “head office” or “affiliate company”):Head Office
4.	Reciprocal shareholding ratios :N/A
5.	Cause of occurrence: Macronix will convene Q2’07 Investor Conference on July 31, 2007
6.	Countermeasures:
Q2’07 Quarterly Audio Web-cast and Tele-conference
Event Details
Title :Q2’07 Macronix Earnings Release
Date :July 31, 2007
Time : 2:00 p.m. Hong Kong Time(2:00 a.m. Eastern Time)
Duration:1 hour
Language :English and Mandarin
Speakers: Mr. Miin Wu, Chairman and President and Mr. Paul Yeh, Associate Vice President
I. Please follow the directions as below to access our Investor Conference
A.	Audio Web-cast:
Prior to the Conference Call, please kindly download the Company’s Q2’07 Quarterly Results. The material will be available on the Company’s website at www.macronix.com under the following loop:
1.login http://www.macronix.com 2.clcik on “Company” -> “Investors” -> “Overview” 3.click on “2007 Results” under the section of “Quarterly Results”
-> choose 2007Q2 to download the financial results and earning release
4.click on “2007 Results” under the section of “Quarterly Results”
-> “Web-cast +Teleconference” -> “Investor Conference Web-cast replay”
-> key in personal information to access audio web-cast.
If you want to ask any question, please attend the Conference Call Through Tele-conference.
B.	Tele-conference:
Please dial-in the Conference Call according to different region by using telephone numbers as below and provide participant pass code:16549568
For Taiwan: 008-011-484-20
For Hong Kong: 852-3002-1672
For Singapore: 65-6823-2164
For Japan: 813-3570-8282
For United Kingdom: 44-207-365-8426
For US Toll-Free: 888-679-8033
For United States: 617-213-4846

II. This Conference Call will be archived for replay on the MXIC’s website
A.	Audio Web-cast Replay
Please login http://www.macronix.com and follow the same directions as
I.A. Audio Web-cast.
The web-cast replay will be available for a 12-month period.
B.	Tele-conference Replay Details:
i. Available from 7/31/2007(4:00PM) to 8/7/2007 ii. International Dial-in number: 617-801-6888 iii. US Dial-in number: 888-286-8010 iv. Passcode: 21109592
Contact:
Investor Relations/Finance Center
Douglas Sun +886-3-5786688 ext.76632
douglassun@mxic.com.tw
If you would like us to update or wish to be removed from our mailing list, please contact Jason Lu +886-2-25068128 ext.217
jasonlu@mxic.com.tw

7.	Any other matters that need to be specified: None

Clarification of the Economics Daily News report
Date of events:2007/07/27
Contents:
1.	Name of the reporting media: Economic Daily News, Taiwan
2.	Date of the report:2007/07/27
3.	Content of the report :The utilization rate of capacity will explode ,and the profit will be double.
4.	Summary of the information provided by investors :None
5.	Company’s explanation of the reportage or provided information: The information reported therein was not announced by or based on the announcement of Macronix
6.	Countermeasures:None
7.	Any other matters that need to be specified :None

As request by TSEC to announce Company updated financial statement due to Company’s shares exchange in TSEC is abnormal
1.	Date of occurrence of the event:2007/07/27
2.	Company name :Macronix International Co., Ltd.
3.	Relationship to the Company (please enter “head office” or “affiliate company”):Head Office
4.	Reciprocal shareholding ratios :N/A
5.	Cause of occurrence: As request by TSEC to announce Company updated financial statement
6.	Countermeasures:

	Sales	Income Before	Net Income	EPS
		Tax
	(Million)	(Million)	(Million)	(NT$)
June 2007	2,018	N/A	N/A	N/A
June 2006(MoM)(%)	19%	N/A	N/A	N/A
Q1 2007	5,155	583	550	0.2
Q1 2006 (QoQ)(%)	17%	204%	188%	205%
Q2 2006 ~ Q1 2007	23,530	3,171	3,211	0.72
7.	Any other matters that need to be specified :None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: July 31, 2007	By:	/s/ Paul Yeh
Name: Paul Yeh
Title: Associate Vice President of Finance Center